Matthews International Funds

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

June 30, 2014

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Funds Securities Act File No. 333-196170 Pre-Effective Amendment No. 2

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Matthews International Funds (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-196170) (the “Amendment”) so that the Amendment is declared effective on Wednesday, July 2, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher J. Tafone of Paul Hastings LLP at (212) 318-6052, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matthews International Funds

By:	/s/ John E. McGowan
John E. McGowan Secretary

Foreside Funds Distributors, LLC

400 Berwyn Park 899 Cassatt Road

Berwyn, PA 19312

June 30, 2014

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Funds Securities Act File No. 333-196170 Pre-Effective Amendment No. 2

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Matthews International Funds (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-196170) (the “Amendment”) so that the Amendment is declared effective on Wednesday, July 2, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher J. Tafone of Paul Hastings LLP at (212) 318-6052, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Foreside Funds Distributors, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks Title: President